UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Select Income REIT
(Name of Issuer)

Common Shares of beneficial interest, $0.01 par value per share
(Title of Class of Securities)

81618T100
(CUSIP Number)

ANTHONY T. BOZZA
LAKEWOOD CAPITAL MANAGEMENT, LP
650 Madison Ave, 25th Floor
New York, New York 10022
(212) 584-2211

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,076,530
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,076,530
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,076,530*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 3,658,203 shares (representing approximately 6.1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,076,530
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,076,530
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,076,530*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON CO

* Possesses economic exposure to an aggregate of 3,658,203 shares (representing approximately 6.1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,076,530
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,076,530
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,076,530*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 3,658,203 shares (representing approximately 6.1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,076,530
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,076,530
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,076,530*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 3,658,203 shares (representing approximately 6.1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON LAKEWOOD CAPITAL MANAGEMENT (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,076,530
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,076,530
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,076,530*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 3,658,203 shares (representing approximately 6.1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON BOZZA JACKSON HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,076,530
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,076,530
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,076,530*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 3,658,203 shares (representing approximately 6.1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON ANTHONY T. BOZZA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,076,530
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,076,530
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,076,530*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 3,658,203 shares (representing approximately 6.1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 81618T100

1	NAME OF REPORTING PERSON WILLIAM H. LENEHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,788
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,788*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Number of shares has been rounded down from 4,788.7595. Fractional shares present due to the reinvestment of dividends. Consists of shares held directly by immediate family members of Mr. Lenehan. Mr. Lenehan may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Lenehan may be deemed to beneficially own such shares.

CUSIP NO. 81618T100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lakewood Capital Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,076,530 Shares beneficially owned by Lakewood Capital Partners is approximately $50,552,287, including brokerage commissions.

The Shares purchased by Mr. Lenehan were purchased in the open market with personal funds, except as otherwise noted in Schedule A annexed hereto. The aggregate purchase price of the 4,788 Shares owned directly by Mr. Lenehan is approximately $138,266, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 59,959,750 Shares outstanding as of December 12, 2014, which is the total number of Shares reported outstanding in the Issuer’s Amended Registration Statement on Form S-4/A, filed with the Securities and Exchange Commission on December 22, 2014.

A.	Lakewood Capital Partners

(a)	As of the close of business on December 29, 2014, Lakewood Capital Partners beneficially owned 2,076,530 Shares.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 2,076,530
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,076,530
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Lakewood Capital Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Lakewood Capital Offshore

(a)	Lakewood Capital Offshore, as a feeder fund of Lakewood Capital Partners, may be deemed the beneficial owner of the 2,076,530 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.5%

CUSIP NO. 81618T100

(b)	1. Sole power to vote or direct vote: 2,076,530
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,076,530
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital Offshore has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Lakewood Capital Advisors

(a)	Lakewood Capital Advisors, as the general partner of Lakewood Capital Partners, may be deemed the beneficial owner of the 2,076,530 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 2,076,530
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,076,530
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital Advisors has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Lakewood Capital Management

(a)	Lakewood Capital Management, as the investment manager of Lakewood Capital Partners, may be deemed the beneficial owner of the 2,076,530 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 2,076,530
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,076,530
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital Management has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 81618T100

E.	Lakewood Capital GP

(a)	Lakewood Capital GP, as the general partner of Lakewood Capital Management, may be deemed the beneficial owner of the 2,076,530 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 2,076,530
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,076,530
4. Shared power to dispose or direct the disposition: 0

(c)
Lakewood Capital GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.           Bozza Holdings

(a)	Bozza Holdings, as the managing member of Lakewood Capital Advisors, may be deemed the beneficial owner of the 2,076,530 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 2,076,530
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,076,530
4. Shared power to dispose or direct the disposition: 0

(c)
Bozza Holdings has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Bozza

(a)	Mr. Bozza, as the managing member of each of Lakewood Capital GP and Bozza Holdings, may be deemed the beneficial owner of the 2,076,530 Shares owned by Lakewood Capital Partners.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 2,076,530
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,076,530
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Bozza has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Lakewood Capital Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 81618T100

H.           Mr. Lenehan

(a)	As of the close of business on December 29, 2014, Mr. Lenehan beneficially owned 4,788 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,788
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,788

(c)	Mr. Lenehan has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.

As of the close of business on December 29, 2014, the Reporting Persons collectively beneficially owned an aggregate of 2,081,318 Shares, constituting approximately 3.5% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

Lakewood Capital Partners has entered into certain cash-settled total return swap agreements with Credit Suisse First Boston (“CSFB”). The swaps with CSFB constitute economic exposure to 86,000 notional Shares.  Lakewood Capital Partners has also entered into certain cash-settled total return swap agreements with Morgan Stanley & Co. LLC (“MSCO”). The swaps with MSCO constitute economic exposure to 1,495,673 notional Shares.

Lakewood Capital Partners’ swap agreements with each of CSFB and MSCO (collectively, the “Swap Agreements”) provide Lakewood Capital Partners with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Lakewood Capital Partners has economic exposure to 3,658,203 Shares (representing approximately 6.1% of the outstanding Shares on the same basis). The Reporting Persons disclaim beneficial ownership of the Subject Shares.

CUSIP NO. 81618T100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2014

Lakewood Capital Partners, LP

By:	Lakewood Capital Advisors, LLC General Partner
By:	Bozza Jackson Holdings, LLC Managing Member

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

Lakewood Capital Offshore Fund, Ltd.

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Director

Lakewood Capital Advisors, LLC

By:	Bozza Jackson Holdings, LLC Managing Member

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

Lakewood Capital Management, LP

By:	Lakewood Capital Management (GP), LLC General Partner

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

CUSIP NO. 81618T100

Lakewood Capital Management (GP), LLC

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

Bozza Jackson Holdings, LLC

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

/s/ Anthony T. Bozza
ANTHONY T. BOZZA Individually and as attorney-in-fact for William H. Lenehan

CUSIP NO. 81618T100

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

LAKEWOOD CAPITAL PARTNERS, LP

Purchase of Common Stock	180,400	24.4265	12/17/2014
Sale Of Cash-Settled Swap1	(167,618)	24.4056	12/17/2014
Purchase of Common Stock	97,800	24.6614	12/18/2014
Sale Of Cash-Settled Swap1	(99,372)	24.6429	12/18/2014
Purchase of Common Stock	141,698	24.8131	12/19/2014
Sale Of Cash-Settled Swap1	(144,618)	24.7771	12/19/2014
Purchase of Common Stock	74,700	24.8529	12/22/2014
Sale Of Cash-Settled Swap1	(77,506)	24.8371	12/22/2014
Purchase of Common Stock	54,200	25.0925	12/23/2014
Sale Of Cash-Settled Swap1	(55,156)	25.0740	12/23/2014
Purchase of Common Stock	43,000	25.0381	12/24/2014
Sale Of Cash-Settled Swap1	(44,341)	25.0223	12/24/2014
Purchase of Common Stock	58,800	25.2312	12/26/2014
Sale Of Cash-Settled Swap1	(59,080)	25.2104	12/26/2014
Purchase of Common Stock	82,700	25.0847	12/29/2014
Sale Of Cash-Settled Swap1	(79,601)	25.0724	12/29/2014

1 Cash-settled swap agreement with MSCO with a swap financing rate at Federal Funds Rate plus 30 basis points. Expires December 23, 2016.